Exhibit 4.56

MEMORANDUM OF AGREEMENT	Norwegian Shipbrokers' Association's Memorandum of Agreement for sale and purchase of ships. Adopted by BIMCO IN 1956. Code-name SALFORM 2012 Revised 1966, 1983 and 1986/87, 1993 and 2012

Dated:	28 March 2017

DA PACIFIC MARITIME S.A., of 19th Floor, Banco General Tower, Aquilino De La Guardia Street, Marbella, Panama City, Republic of Panama hereinafter called the "Sellers", have agreed to sell, and

SEANERGY MARITIME HOLDINGS CORP., of the Marshall Islands OR ITS GUARANTEED NOMINEE to be nominated by an Addendum to this Agreement, hereinafter called the "Buyers", have agreed to buy

Name of vessel:	DONG-A ARTEMIS

IMO Number:	9597848

Classification Society:	Korean Register (KR)

Class Notation:	+ KRS BULK CARRIER 'ESP' (CSR) BC-A (Hold Nos. 2,4,6 & 8 may he empty) GRAB[20] Sea Trust(HCM) CLEAN1 IWS BWE PSPC CHA LI + KRM1 UMA STCM

Year of Build:	2012	Builder/Yard:	HYUNDAI SAMHO HEAVY INDUSTRIES CO., LTD

Flag:	PANAMA	Place of Registration:	PANAMA	GRT/NRT:	93,175 / 60,453

hereinafter called the "Vessel", on the following terms and conditions:

Definitions
"Banking Days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8 (Documentation) and in Korea, Singapore, London, USA, Greece and in the country of the Buyers' Nominated Flag State.

"Buyers' Nominated Flag State" means Marshall Islands.

"Class" means the class notation referred to above.

"Classification Society" means the Society referred to above.

"Deposit" shall have the meaning given in Clause 2. (Deposit)

"Deposit Holder" means Clyde & Co Clasis Singapore Pte. Ltd. , of 12 Marina Boulevard #30-03 Marina Bay Financial Centre, Singapore 018982 which shall hold and release the Deposit in accordance with this Agreement.

"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, email or telefax.

"Parties" mean the Sellers and the Buyers.

"Purchase Price" means the price for the Vessel as stated in Clause 1 (Purchase Price).

"Sellers' Account" means the account of the Sellers to be advised and inserted in an addendum to the MOA.

"Sellers' Bank" means the bank notified by the Sellers to the Buyers for receipt of the balance of the Purchase Price and inserted in an addendum to the MOA.

1.	Purchase Price
The Purchase Price is USD 32,650,000 only (United States Dollars Thirty Two Million Six Hundred Fifty Thousand Only) less 1/one pct commission deductible at source and payable to brokers by the Buyers.

2.            Deposit
~~As a security for the correct fulfilment of this Agreement the Buyers shall lodge a deposit of _% (_per cent) or, if left blank, 10% (ten per cent), of the Purchase Price (the "Deposit") in an interest bearing account for the Parties with the Deposit Holder within three (3) Banking Days after the date that:~~

~~(i) this Agreement has been signed by the Parties and exchanged in original or by e-mail or telefax; and~~
~~(ii) the Deposit Holder has confirmed in writing to the Parties that the account has been opened.~~

~~The Deposit shall be released in accordance with joint written instructions of the Parties.  Interest, if any, shall be credited to the Buyers.  Any fee charged for holding and releasing the Deposit shall be borne equally by the Parties.  The Parties shall provide to the Deposit Holder all necessary documentation to open and maintain the account without delay.~~
10% of the Purchase Price (the "Deposit") shall be paid within three (3) Banking days in Korea, Singapore, London, USA, Greece and new Buyers' Flag after this Agreement is signed by fax /emails by both Parties and the Deposit account in the names of the Sellers and Buyers with the Deposit Holder has been opened.

This Deposit shall be placed with the Deposit Holder and held by them in a joint account for the Sellers and the Buyers, to be released in accordance with joint instructions of the Sellers and the Buyers to the Deposit Holder. Interest, if any, shall be credited to the Buyers. Any fee / charge for holding the said Deposit shall be borne equally (50/50) by the Sellers and the Buyers.

3.            Payment
~~On delivery of the Vessel, but not later than three (3) Banking Days after the date that Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and notices):~~

~~(i) the Deposit shall be released to the Seller; and~~
~~(ii) the balance of the Purchase Price and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of bank charges to the Sellers' Account.~~

The aforesaid Deposit shall be released and the 90% of the Purchase Price together with the amount for the remaining bunkers, lubricating oils, hydraulic oils and greases shall be paid to the Sellers' Account at the time of delivery of the Vessel and against presentation of the delivery documents agreed by the Parties in an Addendum as per Clause 8 and of the protocol of delivery and acceptance but not later than three (3) banking days after the Vessel is in all respects physically ready for delivery in accordance with the terms and conditions of this Agreement and written or faxed Notice of Readiness has been given to the Buyers in accordance with Clause 5 of this Agreement and against signing of the Protocol of Delivery and Acceptance.

4.            Inspections
(a) *The Buyers have inspected and accepted the Vessel's classification records. The Buyers have also inspected the Vessel ~~at/in~~ on 16th March 2017 at Zhousan, China and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.

~~(b) *The Buyers shall have the right to inspect the Vessel's classification records and declare whether same are accepted or not within __ (state date/period).~~

~~The Sellers shall make the Vessel available for inspection at/in ___ (state place/range) within ___ (state date/period).~~

~~The Buyers shall undertake the inspection without undue delay to the vessel. Should the Buyers cause~~
~~undue delay they shall compensate the Sellers for the losses thereby incurred.~~

~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers~~

~~During the inspection, the Vessel's deck and engine log books shall be made available for examination by the Buyers.~~

~~The sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided that the Sellers receive written notice of acceptance of the Vessel from the Buyers within seventy two (72) hours after completion of such inspection or after the date/last day of the period state in Line 59, whichever is earlier.~~

~~Should the Buyers fail to undertake the inspection as scheduled and/or notice of acceptance of the Vessel's classification records and/or of the Vessel not be received by the Sellers as aforesaid, the Deposit together with interest earned, if any, shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~

*4(a) and 4(b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4(a) shall apply.

5.            Time and Place of Delivery and Notices
(a)          The Vessel shall be delivered and taken over charter free, free of cargo, free of dunnage, free of stowaways, with clean swept holds safely afloat at a safe and accessible berth, port or anchorage ~~at~~/in Singapore - Japan range (~~state place/range~~) in the Sellers' option between 20th April, 2017 - 30th  June 2017 in Sellers' option.

Sellers to pay the Buyers on the date of delivery in lieu of hold cleaning the amount of USD 3,000 if the cargo holds are not swept.
The Sellers shall keep the Buyers well informed of the Vessel's itinerary.

Vessel's actual delivery date not before 5th May 2017.

Notice of Readiness shall not be tendered before:

Cancelling Date (See Clauses 5(c), 6(a)(i), 6(a)(ii) and 14) to be 1st July 2017 in Buyers' option.

(b)          The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with 20/15/10/5 days approximate and 3/2/1 days definite notice of the estimated time of arrival at ~~twenty(20), ten (10), five (5) and three (3) days' notice of the date the Sellers intend to tender Notice of Readiness and of~~ the intended place of delivery.

When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

(c)          If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing a new Cancelling Date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 (Sellers' Default) within three (3) Banking Days of receipt of the notice or of accepting the new date as the new Cancelling Date. If the Buyers have not declared their option within Three (3) Banking Days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new Cancelling Date and shall be substituted for the Cancelling Date stipulated in line 79.

If this Agreement is maintained with the new Cancelling Date all other terms and conditions hereof including those contained in Clauses 5(b) and 5(d) shall remain unaltered and in full force and effect.

(d)          Cancellation, failure to cancel or acceptance of the new Cancelling Date shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers' Default) for the Vessel not being ready by the original Cancelling Date.

(e)          Should the Vessel become an actual, constructive or compromised total loss before delivery, the Deposit together with interest earned, if any, shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6.            Divers Inspection / Drydocking
(a)*
(i)          The Vessel shall be delivered without dry-docking. However, prior to delivery of the Vessel and in lieu of dry-docking, ~~the~~ Buyers ~~shall~~ have ~~the option at their cost and expenses to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel.  Such option shall be declared latest nine (9) days prior to the Vessel's intended Date of readiness for delivery as notified by the Sellers pursuant to~~ Clause ~~5(b) of this~~ the Buyers shall, at their account, have the right to appoint a diver acceptable to the Classification Society to undertake an underwater inspection with the Classification Society surveyor and Sellers' and Buyers' representatives in attendance. Classification Society surveyor's attendance shall be arranged by the Sellers and paid for by the Buyers. Such option shall be declared latest five (5) days prior to the Vessel's intended date of readiness for delivery. If the conditions at the declared by the Sellers place of delivery are unsuitable for such inspection, the Sellers shall at their cost and expense make the Vessel available at a suitable alternative place near to the delivery port In this event, the Cancelling Date shall be extended by the additional time required for such positioning and the subsequent re-positioning.
The Sellers may not tender Notice of Readiness prior to completion of the underwater inspection.

(ii)          If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class and, the Classification Society requires same to be repaired immediately, then (1) unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line (the extent of the inspection being in accordance with the Classification Society's rules), (2) such defects shall be made good by the Sellers at their cost and expense to the satisfaction of the Classification Society without condition/recommendation** and (3) the Sellers shall pay for the underwater inspection and the Classification Society's attendance.

If damage affecting the Class is found but Classification Society does not require same to be repaired immediately***, it shall be Sellers' option to either repair such damage before delivery or such damage to be repaired by the Buyers after delivery at a time convenient to the Buyers but all cost for such repair work shall be for the Sellers' account. In this respect, the Sellers and Buyers shall mutually discuss and agree a cash compensation in lieu of such repair work and such compensation shall be payable on the amount of cash settlement, both Buyers and the Sellers shall obtain a reasonable quotation from one reputable independent shipyard each and shall use the average of the two quotations as a basis of settlement.

~~Notwithstanding anything to the contrary in this Agreement, if the Classification Society do not require the aforementioned defects to be rectified before the next class drydocking survey, the Sellers shall be entitled to deliver the Vessel with these defects against a deduction from the-Purchase price of the estimated direct cost (of labour and materials) of carrying out the repairs to the satisfaction of the Classification Society, whereafter the Buyers shall have no further rights whatsoever in respect of the defects and/or repairs.  The estimated direct cost of the repairs shall be the average of quotes for the-repair work obtained from two reputable independent shipyards at or in the vicinity of the port of delivery, one-to be obtained by-each of the Parties within two (2) Banking Days from the date the imposition of the condition/recommendation, unless the Parties agree otherwise. Should either of the Parties fail to obtain such a quote within the stipulated time then the quote duly obtained by the other Party shall be the sole basis of the estimate of the direct repair costs. The Sellers may not tender Notice of Readiness prior to such estimate having been established.~~

(iii)          If the Vessel is to be drydocked pursuant to Clause 6(a) (ii) and no suitable dry-docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5(a). Once drydocking has taken place the Sellers shall deliver the Vessel at their expense at a port within the delivery range as per Clause 5(a) which shall, for the purpose of this Clause, become the new port of delivery. In such event the Cancelling Date shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of fourteen (14) days.

~~(b) *The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules.  If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good at the Seller's cost and expense to the satisfaction of the of the Classification Society without condition/recommendation**. In such event the Sellers are also to pay for the costs and expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society's fees.  The Sellers shall also pay for these costs and expenses if parts of the tailshaft system are condemned or found defective or broken so as to affect the Vessel's class. In all other cases, the Buyers shall pay aforesaid costs and expenses, dues, and fees,~~

~~(c) If the Vessel is drydocked pursuant to Clause 6(a) (ii) or 6(b) above:~~

~~(i) The Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification Society Surveyor. If such survey is not required by the Classification Society, the Buyers shall have the option to require the tailshaft to be drawn and surveyed by the Classification Society, the extent survey being in accordance with the Classification Society's rules for tailshaft survey and consistent with the current stage of the Vessel's survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel's class, those parts shall be renewed or made good at the Seller's cost and expense to the satisfaction of the Classification Society without condition/recommendation**.~~

~~(ii) The costs and-expenses relating to the-survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out or if parts of the system are condemeed or found defective or broken so as to-affect the Vessel's class, in which case the-Sellers shall pay these costs and expenses.~~

~~(iii) The Buyers' representative(s) shall have the right to be present in the drydock, as observer(s) only without interfering with the work or decisions of the Classification Society surveyor,~~

~~(iv) The Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk, cost and expense without interfering the Sellers' or the Classification Society surveyor's work, if any, and without affecting the Vessel's timely delivery, if, however, the Buyers' work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers' work shall be for the Buyers' risk, cost and expense. In the event that the Buyers' work requires such additional time, the Sellers may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and, notwithstanding Class 5(a), the Buyers shall be obliged to take delivery in accordance with Clause 3 (Payment), whether the Vessel is in drydock or not.~~

*6(a) and 6(b) are alternatives; delete whichever is not applicable. In the absence of alternative 6(a) shall apply.

** Notes or memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

*** The Classification Society shall at all times be the sole arbitrator as to whether underwater damage, if any, imposes condition/ recommendation of class. The decision of Classification Society as to whether underwater damage, if any, imposes a condition/recommendation of class shall be final and binding for both Parties.

7.            Spares, Bunkers and other items
~~The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers' property, but spares on order are excluded. Forwarding charges, if any, shall be for the Buyers' account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.~~

~~Library and forms exclusively for use in the Sellers' vessel(s) and captain's, officers' and crew's personal belongings including the slop chest are excluded from the sale without compensation, as well as the following additional items:  _____________ (include list)~~

~~Items on board which are on hire or owned by third parties, listed as follows, are excluded from the sale without compensation:  __ (include list)~~

~~Items on board at the time of inspection which are on hire or owned by third parties, not listed above, shall be replaced or procured by the Sellers prior to delivery at their cost and expenses.~~

~~The Buyers shall take over remaining bunkers and unused lubricating and hydraulic oils and greases in storage tanks and unopened drums and pay either:~~
~~(a)* the actual net price (excluding barging expenses) as evidenced by invoices or vouchers; or~~

~~(b)*the current net market price (excluding barging expenses) at the port and date of delivery of the Vessel or, if unavailable, at the nearest bunkering port, for the quantities taken over.~~

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board, broached / unbroached stores, including spare propeller and spare tailend shaft, including all spare parts and spare equipment onboard at time of inspection without extra cost to the Buyers including all wireless and navaids, loading instrument (loadicator) and GMDSS, without any removals, unless such items if needed to be used as replacements prior to delivery. The replaced parts always to remain on board as the Vessel's property.

Excluded from the sale are the master's, officer's and crew's personal belongings, slop chest and hired items which are to be notified as being such with evidence by suppliers' hire agreement, if any.

Extra payment shall be made for bunkers and unused lubricating oils and hydraulic oils in storage tanks and unopened, unbroached drums and greases in unopened, unbroached drums remaining onboard at the Sellers' last net purchase prices as evidenced by supporting invoices with the discounts the Sellers have from their supplier, if any.

Both Sellers and Buyers shall have their representative(s) on board to conduct a joint survey on the bunkers and unused lubricating oils and hydraulic oils and greases and sign an acknowledgement receipt at the day of delivery and at the delivery place of the Vessel.

Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price,

"inspection" in this Clause 7, shall mean the Buyers' inspection according to Clause 4(a) or 4(b) (Inspection), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

*(a) and (b) are alternatives, delete whichever is not applicable. In the absence of deletions alternative (a) shall apply.

8.            Documentation
The place of closing: to be declared by Sellers and inserted in an addendum to the MOA.

In exchange for payment of the Purchase Price, the Sellers shall, at the time of closing, deliver to the Buyers all the agreed documents required by the Buyers for the legal transfer of ownership, registration of the Vessel and change of the Vessel's flag to the Buyers' choice.

List of such documents are to be agreed between the Parties and incorporated in this Agreement as an Addendum. If any of the documents listed in this Addendum are not in the English language, they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language. At the time of delivery the Sellers and the Buyers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers in accordance with this Agreement.

All original class certificates and international, national trading certificates and plans, drawings, documents, library available on board the vessel except ISM manuals, SMC shall be handed over to the Buyers' master at the time of delivery. All other technical documents, plans, drawings relating to the Vessel at the Sellers' office shall be forwarded promptly to the Buyers' nominated address at the Buyers' expense. Log books may be retained by Sellers, in which case the Buyers have the right to take copies.

The Sellers shall provide the Buyers with all the copies of drawing/plans required by the Buyers to proceed for class entrance after this Agreement is signed and the Deposit is lodged. The relevant expenses for copying and forwarding are to be for the Buyers' account, if any.

Sellers to send drafts of their documents at least 10(ten) days prior to the Vessel's intended dated of Readiness for Buyers' review and comments.
~~(a) In exchange for payment of the Purchase Price the Sellers shall provide the Buyers with the following delivery documents:~~

~~(i) Legal Bill(s) of Sale in a form recordable in the Buyers Nominated Flag State, transferring title of the Vessel and stating that the Vessel is free from all mortgages, encumbrances and maritime liens or any other debts whatsoever, duly notarially attested and legalised or apostilled, as required by the Buyers' Nominated Flag State;~~

~~(ii) Evidence that all necessary corporate, shareholder and other action has been taken by the Sellers to authorise the execution, delivery and performance of this Agreement.~~

~~(iii) Power of Attorney of the Sellers appointing one or more representatives to act on behalf of the Sellers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate);~~

~~(iv) Certificate or Transcript of Registry issued by the competent authorities of the flag state on the date of delivery evidencing the Sellers' ownership of the Vessel and that the Vessel is free from registered encumbrances and mortgages, to be faxed or a mailed by such authority to the closing meeting with the original to be sent to the Buyers as soon as possible after delivery of the Vessel;~~

~~(v) Declaration of Class or (depending on the Classification Society) a Class Maintenance Certificate issued within three (3) Banking Days prior to delivery confirming that the Vessel is in Class free of condition recommendation;~~

~~(vi) Certificate of Deletion of the Vessel from the Vessel's registry or other official evidence of the registry does not as a matter of practice issue such documentation immediately, a written undertaking by the Sellers to effect deletion  from the Vessel's registry forthwith and provide a certificate or other official evidence of deletion to the Buyers promptly and latest within four (4) weeks after the Purchase Price has been paid and the Vessel has been delivered;~~

~~(vii) A copy of the Vessel's Continuous Synopsis Record certifying the date on which the Vessel ceased to be registered with the Vessel's registry, or, in the event that the registry does not as a matter of practice issue such certificate immediately, a written undertaking from the Sellers to provide the copy of this certificate promptly upon it being issues together with evidence of submission by the Sellers of a duly executed Form 2 stating the date on which the Vessel shall cease to be registered with the Vessel's registry.~~

~~(viii) Commercial Invoice for the Vessel.~~

~~(ix) Commercial Invoice(s) for bunkers, lubricating and hydraulic oils and greases;~~

~~(x) A copy of the Sellers' letter to their satellite communication provider cancelling the Vessel's communications contract which is to be sent immediately after delivery of the Vessel;~~

~~(xi) Any additional documents as may reasonably be required by the competent authorities of the Buyers' Nominated Flag State for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement; and~~

~~(xii) The sellers' letter of confirmation that to the best of their knowledge, the Vessel is not black listed by any nation or international organisation.~~

~~(b) At the time of delivery the Buyers shall provide the Sellers with:~~

~~(i) Evidence that all necessary corporate, shareholder and other action has been taken by the Buyers to authorise the execution, delivery and performance of this Agreement; and~~

~~(ii) Power of Attorney of the Buyers appointing one or more representatives to act on behalf of the Buyers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate).~~

~~(c) If any of the documents listed in Sub-clauses (a) and (b) above are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language.~~

~~(d) The Parties shall to the extent possible exchange copies, drafts or samples of the documents listed in Sub-clause 9a) and Sub-clause (b) above for review and comment by the other party not later than __ (state number of days), or if left blank, nine (9) days prior to the Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement.~~

~~(e) Concurrent with the exchange of documents in Sub-clause (a) and Sub-clause (b) above the Sellers shall also hand to the Buyers the classification certificate(s) as well as all plans, drawings and manuals, (excluding ISM/ISPS manuals), which are on board the Vessel.  Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers have the right to take copies.~~

~~(f) Other technical documentation which may be in the Sellers' possession shall promptly after delivery be forwarded to the Buyers at their expense, if they so request.  The Sellers may keep the Vessels' log books but the Buyers have the right to take copies of same.~~

~~(g) The Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and the time of delivery of the Vessel from the Sellers to the Buyers.~~

9.             Encumbrances
The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever, and is not subject to any Port State, or other administrative detentions. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery or arising out of or with respect to events occurring prior to the time of delivery.

10.          Taxes, fees and expenses
Any taxes, fees and expenses in connection with the purchase and registration in the Buyers' Nominated Flag State shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11.          Condition on delivery
The Vessel with everything belonging to her shall be at the Sellers' risk and expenses until she is delivered to the Buyers.~~, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted.~~

~~However, the Vessel shall be delivered free of cargo and free of stowaways with her Class maintained without condition/recommendation*, free of average damage affecting the Vessel's class, and with her classification certificates and national certificates, as well as all other certificates the Vessel had at the time of inspection, valid and unextended without condition/recommendation* by the Classification Society or the relevant authorities at the time of delivery.~~

Vessel shall be delivered to the Buyers basis "as is, where is" but substantially in the same condition as she was at the time of inspection, fair wear and tear excepted.

However, the Vessel shall be delivered free of cargo, with clean title, free from strikes, stowaways, encumbrances, mortgages and maritime liens or any other debts whatsoever, free of charters, taxes, port state or other administrative detentions.

The Vessel shall be delivered to the Buyers with her class maintained, free of conditions and recommendations, free of all average damage affecting class and with all her national, international classification, trading certificates, as well as all other certificates the Vessel had at the time of inspection, clean, valid and un-extended for a minimum period of three (3) months from the time of delivery to the Buyers.

~~"inspection" in this Clause 11, shall mean the Buyers' inspection according to Clause 4(a) or 4(b) (Inspection), if applicable.  If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.~~

*Notes and memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12.          Name/markings
Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.
13.          Buyers' default
Should the Deposit not be lodged in accordance with Clause 2 (Deposit), the Sellers have the right to cancel this Agreement, and they shall entitled to claim compensation for their losses and for all expense incurred together with interest.

Should the Purchase Price not be paid in accordance with Clause 3 (Payment), the Sellers have the right to cancel this Agreement, in which case the Deposit together with interest earned, if any, shall be released to the Sellers. If the Deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14.          Sellers' default
Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement, If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready in all respects for delivery and is not made physically ready in all respects again by the Cancelling Date and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement, the Deposit together with interest earned, if any, shall be released to them immediately.

Should the Sellers fail to give Notice of Readiness by the Cancelling Date or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15.          Buyers' representatives
After this Agreement has been signed by the Parties and the Deposit has been lodged, the Buyers have the right to place two (2) representatives on board the Vessel at their sole risk and Expense at the Vessel's last loading port. The Buyers' representatives shall sign the Sellers' letter of indemnity prior to their embarkation and shall be allowed to access any place of the vessel at the Master's instruction and without interference to the Vessel's normal operation or crew's work and stay on board up to the time of delivery.

The Buyers' representatives have the right to use the Vessel's communication equipment such as telephone, fax, computer, email to report to the Buyers. The Buyers shall pay the Sellers for these communication expenses against actual invoices,

These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. ~~The Buyers and  the Buyers representatives shall sign the Sellers' P&I Club's standard letter of indemnity prior to their embarkation.~~

16.          Law and Arbitration
(a) *This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.

The arbitration shalt be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.
In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.
~~(b) *This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the substantive law (not including the choice of law rules) of the State of  New York and any dispute arising out of or in connection with this Agreement shall be referred to three (3) persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any of them shall be final, and for the purposes of enforcing any award, judgement may be entered on any award by any court of competent jurisdiction. The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.~~

~~In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc,.~~

*16(a), 16(b) and 16(c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative `16(a) shall apply.
17.          Notices
All notices to be provided under this Agreement shall be in writing.

Contact details for recipients of notices are as follows:

For the Buyers:
Attention: Stamatios Tsantanis
Telephone: +30 210 8913507
Fax: +30 210 9638404
E-mail: snt@seanergy.or
or such other address as the Buyers may notify the Sellers.

For the Sellers:
Attention: YoonSeok Moon
Telephone: +82 2 767 1045
Fax: +82 2 3276 3645
E-mail: Planning@dondatanker.co.kr
or such other address as the Sellers may notify the Buyers.

18.          Entire Agreement
The written terms of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto.

19.          Confidentiality
All negotiations, terms and conditions of this Agreement shall be kept strictly private and confidential among the Parties concerned, save as otherwise may be required by the laws or Regulations applicable to Seanergy Maritime Holdings Corp. and/or its Guaranteed Nominee including but not limited to any stock exchange and/or securities & exchange commission laws and regulations.

20.          Blacklisting
The Sellers confirm that to their best of their knowledge the Vessel is not blacklisted/ boycotted by any nations/organizations.